SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Crexendo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

226552107
(CUSIP Number)

Steven G. Mihaylo 1615 S. 52nd Street Tempe, AZ 85281
(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 226552107	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Steven G. Mihaylo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	7,464,510
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,464,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 226552107	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This Amendment amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2007 (the “Original Schedule 13D”). The securities to which this statement on Schedule 13D/A (this “Amendment”) relates are Common Shares of Crexendo, Inc. a Delaware Corporation (the “Issuer”), with its principal executive office at 1615 S. 52nd Street Tempe, AZ 85281. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

This Amendment is filed by Crexendo, Inc. on behalf of Steven G. Mihaylo its Chief Executive Officer.  Mr. Mihaylo is a resident of Reno, Nevada and holds his investment in The Steven G. Mihaylo Trust (As Restated) dated December 13, 2001.

Item 3.	Source or Amount of Funds or Other Consideration.

The ownership of the Issuer’s Common Shares held by the Reporting Person previously reported in the Original Schedule is hereby amended to include the information that the Reporting Person has acquired Common stock of the Company through the exercise of a Warrant acquired on December 29, 2014.

Item 4.	Purpose of the Transaction.

All of  the Shares purchased to which this Amendment relates were purchased for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer. The Common Stock acquired upon the exercise of the warrant may be deemed to be a material increase in the Trust's holdings of the Common Stock, which is the reason the amendment is being filed.

Item 5.	Interest in Securities of the Issuer.

(a) Steven G. Mihaylo beneficially owns 7,464,510 shares of Common Stock as of June 30, 2015 representing 57% of the Issuer’s outstanding Common Stock.

(b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of Ordinary Shares referenced in paragraph 5(a).

(c) Mr. Mihaylo has acquired 191,010 shares of Common Stock through open market purchase of the Issuer during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Amendment.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Steven G. Mihaylo is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Item 7.	Material to be filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Crexendo, Inc.

Dated: June 30, 2015	By:	/s/ Ronald Vincent
Ronald Vincent
Chief Financial Officer